January 26, 2011

United States Securities and Exchange Commission

1 Station Place, N.E.

Mail Stop 4631

Washington, D.C. 20549-4631

Attn: Terence O’Brien, Accounting Branch Chief

RE:	Northwest Pipe Company

Form 10-K for the Fiscal Year Ended December 31, 2009

Filed November 4, 2010

File No. 000-27140

Dear Mr. O’Brien:

Thank you for your comments regarding the above referenced filing. The following sets forth the comments made in your letter dated December 21, 2010 and our responses thereto:

Form 10-K for the Fiscal Year Ended December 31, 2009

Note 2 – Restatements of Consolidated Financial Statements, page F-12

Allocation of Certain Overhead and Support Costs, page F-13

1. Comment: Please provide us with a detailed explanation of the errors in your method of allocating manufacturing overhead variances and indirect support costs. Provide us a detailed explanation of the original methods, assumptions and judgments, the reasons you believe the original accounting was a mistake in the application of GAAP, a mathematical mistake, or an oversight or misuse of facts that existed at the time the financial statements were prepared as discussed in ASC 250-10-20, and an explanation of the new methods, assumptions and judgments.

Response:

In order to provide a detailed explanation of the errors in our method of allocating manufacturing overhead variances and indirect support costs, we have provided additional detail below of the impact of the restatement adjustment associated with the Allocation of Certain Overhead and Support Costs amounts described on page F-13 in our Form 10-K for the fiscal year ended December 31, 2009.

5721 SE Columbia Way | Suite 200 | Vancouver, WA 98661

Telephone (360) 397-6250 | Fax (360) 397-6257 | Wats (800) 978-2561

www.nwpipe.com

The following table presents the impact of the components of the Allocation of Certain Overhead and Support Costs restatement adjustment, net of tax, on the Company’s previously reported consolidated retained earnings at January 1, 2007 (in thousands):

Retained earnings at January 1, 2007
Allocation of overhead and indirect support	$(5,233)
Cost pools applied to purchased materials	(2,260)
Other	(117)

Total allocation of certain overhead and support costs	$(7,610)

The impact of the components of the Allocation of Certain Overhead and Support Costs restatement adjustment on the Company’s previously reported consolidated statements of operations for the years ended December 31, 2007 and 2008 is shown in the following tables (in thousands):

Year Ended December 31, 2007	Allocation of overhead and indirect support	Cost pools applied to purchased materials	Other	Total
Net sales	$(6,560)	$—	$—	$(6,560)
Cost of sales	—	(968)	(15)	(983)

Gross profit	(6,560)	968	15	(5,577)
Selling, general and administrative	—	—	—	—

Income before income taxes	(6,560)	968	15	(5,577)
Provision for income taxes	(2,512)	371	5	(2,136)

Net income	$(4,048)	$597	$10	$(3,441)

Year Ended December 31, 2008	Allocation of overhead and indirect support	Cost pools applied to purchased materials	Other	Total
Net sales	$(6,028)	$—	$(1)	$(6,029)
Cost of sales	—	1,192	(78)	1,114

Gross profit	(6,028)	(1,192)	77	(7,143)
Selling, general and administrative	—	—	—	—

Income before income taxes	(6,028)	(1,192)	77	(7,143)
Provision for income taxes	(2,317)	(458)	30	(2,745)

Net income	$(3,711)	$(734)	$47	$(4,398)

The impact of the components of the Allocation of Certain Overhead and Support Costs restatement adjustment on the Company’s previously reported balance sheet at December 31, 2008 is as follows (in thousands):

As of December 31, 2008	Allocation of overhead and indirect support	Cost pools applied to purchased materials	Other	Total
Assets
Current assets:
Costs and estimated earnings in excess of billings on uncompleted contracts	$(21,175)	$—	$—	$(21,175)
Inventories	—	(3,925)	—	(3,925)
Deferred income taxes	8,183	1,528	37	9,748

Total current assets	(12,992)	(2,397)	37	(15,352)

Total assets	$(12,992)	$(2,397)	$37	$(15,352)

Liabilities and Stockholders’ Equity
Current liabilities:
Accrued liabilities	$—	$—	$97	$97

Total current liabilities	—	—	97	97

Total liabilities	—	—	97	97
Commitments and contingencies
Stockholders’ equity:
Retained earnings	(12,992)	(2,397)	(60)	(15,449)

Total stockholders’ equity	(12,992)	(2,397)	(60)	(15,449)

Total liabilities and stockholders’ equity	$(12,992)	$(2,397)	$37	$(15,352)

Allocation of Overhead and Indirect Support

The most significant component of the error resulting in restatement related to the manner in which we applied manufacturing overhead variances and indirect support costs (which include project estimating and management, corporate purchasing, corporate quality control, information technology, and other support functions) to the population of projects in process at a point in time. The indirect support costs included in the allocation consisted of those costs incurred that meet the definition of contract costs, specifically indirect costs allocable to contracts, as provided in ASC 605-35-25-37b. The manufacturing overhead variances and indirect support costs were historically accumulated by us in the aggregate instead of being allocated to individual contracts.

Original Methods, Assumptions and Judgments. In determining the costs to be applied to projects in process, we historically included manufacturing overhead variances and indirect support costs in the aggregate total contract costs incurred to date on projects in process. We estimated the amount of manufacturing overhead variance and indirect support costs associated with projects in process and included that amount, plus the related estimated earnings, in the balance of Costs and estimated earnings in excess of billings and Net sales. Earnings were estimated based on the average projected margin in the backlog. These manufacturing overhead variances and indirect support costs were not specifically included in the estimated cost of each contract or in the estimated gross profit used in the percentage of completion calculations.

Determination of Error. ASC 605-35-25-4 states, “The basic presumption should be that each contract is the profit center for revenue recognition, cost accumulation, and income measurement. That presumption may be overcome only if a contract or series of contracts meets the conditions described for combining or segmenting contracts.” In the course of the Audit Committee investigation we determined that our population of contracts did not meet the conditions described for combining contracts. Consequently, we concluded that the historical method of applying manufacturing overhead variances and indirect support costs to the combined population of projects in process at a point in time was a mistake in the application of GAAP.

In addition, our historic periodic analysis indicated that our plants overestimated contract costs in their initial cost estimate by an amount at least equal to the manufacturing overhead variances and indirect support costs to be applied. In the course of our restatement, we performed additional review of the assumptions used in the aggregate method and recognized the flaw in our judgment that overhead variances and indirect support costs were effectively reflected in estimated contract costs. Thus, the total estimated cost of each job in process was understated and, therefore, the gross margin was overstated. Consequently, we determined that the manufacturing overhead variance and indirect support costs should be included in the actual contract cost and estimated cost to complete each individual contract to correctly calculate the gross margin and percentage of completion.

New Method of Accounting. When performing our percentage of completion calculation, our new method allocates manufacturing variances and indirect support costs to the total costs incurred for each contract on an individual basis. The new method also includes the manufacturing overhead variance in total estimated cost to complete in the period the variance occurs, and includes an estimate of indirect support costs in total estimated cost to complete at the inception of the contract.

Cost Pools Applied to Purchased Materials

A second component of the error included in the Allocation of Overhead and Indirect Support Costs restatement adjustment relates to the manner in which we historically have developed certain cost pools, specifically the material handling and quality inspection cost pools, which we used to apply indirect costs to purchased materials recorded in inventory.

Original Methods, Assumptions and Judgments. When material is purchased for production, costs are incurred related to activities such as procurement, receiving and inspection. Historically, cost pools for these activities were developed for each business segment and an amount was recorded to raw material inventory (steel coil and other purchased materials). Our practice was to include the total costs for these activities in the development of the pool rather than including only the portion attributed to raw materials.

Determination of Error. ASC 330-10-30-1 states, “The primary basis of accounting for inventories is cost, which has been defined generally as the price paid or consideration given to acquire an asset. As applied to inventories, cost means in principle the sum of the applicable expenditures and charges directly or indirectly incurred in bringing an article to its existing condition and location. It is understood to mean acquisition and production cost, and its determination involves many considerations.” In the course of our restatement we reviewed the method of developing these cost pools and noted that our original methodology did not properly estimate the costs to be allocated to raw material inventory.

New Method of Accounting. Our new method collects cost information from each manufacturing facility to establish the cost pool that includes only the portion of costs attributable to raw materials. Using these updated costs pools, we then apply the costs incurred related to procurement, receiving and inspection to the raw materials inventory.

Capitalization and Depreciation, page F-13

2. Comment: Please provide us with a detailed explanation of how you originally determined the economic lives and residual values of the equipment and the reasons you believe this accounting was an error as defined in ASC 250-10-20. Explain how you identified the error. Discuss your new accounting treatment. Explain why the determination certain equipment carrying values were overstated does not represent an impairment event, to be treated as an impairment loss in the period identified pursuant to ASC-360-10-35. Explain why the change in economic lives and depreciation methods has not been treated prospectively as change in estimate pursuant to paragraph 17 and 18 of ASC 250-10-45.

Response:

In order to provide a detailed explanation of the Capitalization and Depreciation errors, we have provided additional detail of the impact of the restatement adjustment associated with the Capitalization and Depreciation amounts described on page F-13 in our Form 10-K for the fiscal year ended December 31, 2009.

The following table presents the impacts of the components of the Capitalization and Depreciation restatement adjustment, net of tax, on the Company’s previously reported consolidated retained earnings at January 1, 2007 (in thousands):

Retained earnings at January 1, 2007
Capitalization of labor of Pooled Assets	$(11,554)
Economic life and salvage value of Pooled Assets	(3,205)
Other	(540)

Total allocation of capitalization and depreciation	$(15,299)

The impact of the components of the Capitalization and Depreciation restatement adjustment on the Company’s previously reported consolidated statements of operations for the years ended December 31, 2007 and 2008 is shown in the following tables

(in thousands):

Year Ended December 31, 2007	Capitalization of labor of Pooled Assets	Economic life and salvage value of Pooled Assets	Other	Total
Net sales	$—	$—	$—	$—
Cost of sales	1,063	1,748	205	3,016

Gross profit	(1,063)	(1,748)	(205)	(3,016)
Selling, general and administrative	—	—	(70)	(70)

Operating income	(1,063)	(1,748)	(135)	(2,946)
Other income	—	—	(2)	(2)

Income before income taxes	(1,063)	(1,748)	(133)	(2,944)
Provision for income taxes	(407)	(670)	(51)	(1,128)

Net income	$(656)	$(1,078)	$(82)	$(1,816)

Year Ended December 31, 2008	Capitalization of labor of Pooled Assets	Economic life and salvage value of Pooled Assets	Other	Total
Net sales	$—	$—	$—	$—
Cost of sales	—	2,165	219	2,384

Gross profit	—	(2,165)	(219)	(2,384)
Selling, general and administrative	—	—	(55)	(55)

Operating income	—	(2,165)	(164)	(2,329)
Other income	—	—	(94)	(94)

Income before income taxes	—	(2,165)	(70)	(2,235)
Provision for income taxes	—	(831)	(27)	(858)

Net income	$—	$(1,334)	$(43)	$(1,377)

The impact of the components of the Capitalization and Depreciation restatement adjustment on the Company’s previously reported balance sheet at December 31, 2008 is as follows (in thousands):

As of December 31, 2008	Capitalization of labor of Pooled Assets	Economic life and salvage value of Pooled Assets	Other	Total
Assets
Current assets:
Inventories	$—	$—	$313	$313

Total current assets	—	—	313	313
Property and equipment, net	(19,924)	(9,132)	(1,412)	(30,468)

Total assets	$(19,924)	$(9,132)	$(1,099)	$(30,155)

Liabilities and Stockholders’ Equity
Deferred income taxes	$(7,714)	$(3,515)	$(434)	$(11,663)

Total liabilities	(7,714)	(3,515)	(434)	(11,663)
Commitments and contingencies
Stockholders’ equity:
Retained earnings	(12,210)	(5,617)	(665)	(18,492)

Total stockholders’ equity	(12,210)	(5,617)	(665)	(18,492)

Total liabilities and stockholders’ equity	$(19,924)	$(9,132)	$(1,099)	$(30,155)

Overview

In the course of the Audit Committee investigation, we reviewed significant accounting policies and procedures, including Capitalization and Depreciation. We had a practice of accumulating costs related to major maintenance, improvement and upgrade activities for property and equipment and capitalizing those accumulated costs as “Pooled Assets”. This practice was discontinued in mid-2008, at which time we began to individually identify and capitalize major maintenance projects.

We discuss in more detail below the following two errors related to the Capitalization and Depreciation restatement adjustment: an error related to the capitalization of labor for Pooled Assets, and an error related to the original economic life and estimated salvage value determinations for Pooled Assets. Since we concluded these items were errors, there was no impairment loss that should be recognized in the period identified.

Capitalization of Labor of Pooled Assets

The capitalized costs for Pooled Assets included the cost of a variety of purchased items as well as external and internal labor. Prior to 2008, internal repair and maintenance labor costs were proportionately capitalized into the Pooled Assets using the ratio of capitalized material costs to total repair and maintenance material cost. There was no detailed timekeeping to support the actual amount of labor applied to pooled capital projects until 2007, when we began keeping time records for maintenance cost center personnel working on capital projects. (We began keeping time records during 2007 as a result of a material weakness identified in 2006 related to a lack of effective controls over the accumulation of internal costs that were initially capitalized in our property, plant, and equipment account during the combination of our Riverside and Adelanto facilities.) During the review of our accounting policies and procedures, our analyses identified that the amount of capitalized labor based on time records since 2007 is substantially lower than the amount derived from the pro-rata method described above.

Due to the lack of available documentation supporting the historical convention used to capitalize internal repair and maintenance labor and due to the difference between the historical convention and amounts determined using time records, we concluded that the pro-rata method of capitalizing internal labor was an error, not a change in estimate, and accordingly made the change on a retrospective basis. With the exception of the change to keep time records starting in 2007, the practices at the plants related to Pooled Assets were largely the same before and after that date. Consequently, we believe that this 2007-2008 time reporting data provides a rational basis of allocation and therefore, we capitalized internal labor at a rate consistent with 2007 and 2008 records.

The effect of this change reduced the acquisition value of Pooled Assets and increased Cost of sales in the periods when internal labor was capitalized to Pooled Assets using the pro-rata method. The column in the tables above titled “Capitalization of Labor of Pooled Assets” reflects only the financial impact of the restatement of the acquisition value and does not include the impact of this change on depreciation expense which is included in the “Economic Life and Salvage Values of Pooled Assets” column.

Economic Life and Salvage Values of Pooled Assets

In general, the original estimate of the economic life of the Pooled Assets was the same as that of the asset being maintained or upgraded and ranged from 5 to 18 years (“Original Economic Lives”). Likewise, salvage values were applied at the same rate as the underlying equipment. In addition, certain Pooled Assets initially having estimated lives of 5 years and no salvage value ultimately were assigned estimated lives of 18 years and 30% salvage value.

When considering the economic lives of the Pooled Assets, we evaluated the separately identified major maintenance items capitalized from mid-2008 through 2009, a period when we individually identified and capitalized major maintenance projects, and we believe that a 5 year estimated economic life of Pooled Assets is appropriate.

Given the similarity in the nature of these projects compared to those in earlier periods, we concluded that the Original Economic Lives were errors and information available at the time did not support the lives historically used. We also concluded that the assignment of salvage values to the Pooled Assets were errors because these assets represent items that are fully consumed over time, are ultimately replaced, and have no value at the time of replacement. Because we determined that the information available at the time did not support the Original Economic Lives and salvage values assigned to Pooled Assets, we treated these changes as a correction of an error in previously issued financial statements. The effect of these changes was an increase to depreciation expense during the restatement periods.

New Method of Accounting. Since mid-2008 major maintenance assets are separately identified as secondary assets and are linked to the primary asset. At the time of purchase, we estimate the economic life of the assets, and we depreciate the assets on a straight line basis over the estimated economic life. We do not apply estimated salvage values to major maintenance assets. We apply actual labor costs based on timekeeping records that show labor expended on a particular project. We dispose of these secondary assets as they are replaced.

Pursuant to your comments, we acknowledge that a) we are responsible for the adequacy and accuracy of the disclosure in our filing; b) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and c) we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require additional information, please call me at (360) 397-6250 or fax me at (360) 397-6257.

Respectfully yours,

/s/ Richard A. Roman
Richard A. Roman
President and Chief Executive Officer